200 East Randolph Drive

Chicago, Illinois 60601

Theodore A. Peto To Call Writer Directly: 312 861-3045 tpeto@kirkland.com	312 861-2000 www.kirkland.com	Facsimile: 312 861-2200

September 25, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:	Michele Anderson
John Harrington
Kathryn Jacobson
Dean Suehiro

Re:	Neutral Tandem, Inc.
Registration Statement on Form S-1
Filed on January 22, 2007
File No. 333-140127

Ladies and Gentlemen:

On behalf of our client Neutral Tandem, Inc., a Delaware corporation (the “Company”), we are writing to submit additional information to the Staff of the Securities and Exchange Commission in connection with the Company’s revised registration statement filed pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, on September 21, 2007 (the “Amendment”).

Further to our letter to you dated September 21, 2007 and our discussions with you, enclosed is a supplemental response to item number 15 of your letter dated September 12, 2007 with respect to the Company’s above-referenced Registration Statement. For your convenience, item number 15 of your letter dated September 12, 2007 is set forth below in bold, followed by the Company’s response. References to page numbers in the Company’s response are to page numbers in the Amendment. Capitalized terms defined in the Amendment and used in this letter but not otherwise defined herein have the meanings assigned to them in the Amendment.

Hong Kong	London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

Securities and Exchange Commission

September 25, 2007

Stock-based Compensation, page 34

15.	We note your response to prior comment 28. We understand that you will disclose the significant factors contributing to the difference, if any, between the IPO price and the fair value of your stock as of each grant date during the last twelve months in a subsequent amendment as such information becomes available. We may have additional comments after we review the disclosures.

Response:

At this time, given the volatility of the public trading market and the uncertainty of the timing of the Company’s initial public offering of shares of common stock (the “Offering”), the Company and the underwriters have not yet agreed to a price range for the Offering. Notwithstanding these uncertainties, in order to facilitate the Staff’s review of the Company’s Registration Statement on Form S-1, on September 24, 2007 the Company determined, after discussions with the underwriters, an estimated price range of $11 to $13 per share of the Company’s common stock in connection with the Offering (the “IPO Range”).

The Company refers the Staff to its response letter dated September 21, 2007, and to pages 37 and 38 of the Amendment, which contain disclosure about the significant factors contributing to the difference between the IPO Range and the fair value of the Company’s common stock as of each grant date during the last twelve months.

We hope that the foregoing has been responsive to the Staff’s comments. The Company has acknowledged that it will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth on page 10 of the Staff’s comment letter. All inquiries, comments, notices and orders with respect to this letter, should be directed to Theodore A. Peto of Kirkland & Ellis LLP at (312) 861-3045. The address of the Company is Neutral Tandem, Inc., One South Wacker Drive, Suite 200, Chicago, IL 60606, Attention: Rian J. Wren.

Please do not hesitate to contact the undersigned at the number above with any questions regarding this response.

Securities and Exchange Commission September 25, 2007 Page 3

Sincerely,

/s/ Theodore A. Peto

Theodore A. Peto

cc:	Rian J. Wren, Neutral Tandem, Inc.
Gerald T. Nowak, Kirkland & Ellis LLP
Steve Schreiber, Deloitte & Touche LLP